Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

October 5, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	TPG Pace Tech Opportunity Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-248594)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of TPG Pace Tech Opportunity Corp. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on October 6, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we wish to advise you that we expect to effect the following distribution of the Company’s Preliminary Prospectus dated October 5, 2020:

(i)	Dates of distribution: date hereof through October 6, 2020

(ii)	Number of prospective underwriters to which the preliminary prospectus is expected to be furnished: 5

(iii)	Number of prospectuses expected to be furnished to underwriters, dealers, institutions and others: 500

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghunathan
Name: Ravi Raghunathan
Title: Managing Director

By:	/s/ Brandon Sun
Name: Brandon Sun
Title: Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Lucy Brash
Name: Lucy Brash
Title: Executive Director

BARCLAYS CAPITAL INC.

By:	/s/ Kristin DeClark
Name: Kristin DeClark
Title: Managing Director

[Signature Page to Acceleration Request Letter]